Exhibit 4.7

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2020, American Well Corporation (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: the Class A common stock, par value $0.01 per share, of the Company.

The following description of the Class A common stock does not purport to be complete and is subject to the Company’s amended and restated certificate of incorporation and amended and restated bylaws and the provisions of applicable law. Copies of these documents have been filed as exhibits to the Company’s Annual Report on Form 10-K, of which this Exhibit 4.7 is a part.

General

The Company’s authorized capital stock consists of 1,000,000,000 shares of Class A common stock, par value $0.01 per share, 100,000,000 shares of Class B common stock, par value $0.01 per share, 200,000,000 shares of Class C common stock, par value $0.01 per share and 100,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Except as otherwise expressly provided in the Company’s amended and restated certificate of incorporation or as required by applicable law and as described herein, the Company’s Class A, Class B and Class C common stock have the same rights, are equal in all respects and are treated by the Company as if they were one class of shares.

Voting Rights. Each share of Class A and Class C common stock will be entitled to one vote per share on all matters presented for a vote, except that the Company’s Class C common stock will not have the right to vote for elections of directors. Subject to certain conditions, the Company’s Class B common stock will collectively be entitled to a number of votes equal to the product of (x) 1.0408163 and (y) the total number of votes that would be cast at such time by the holders of the Class A and Class C common stock and any other preferred stock entitled to vote under the Company’s certificate of incorporation at such time (resulting in the Class B common stock collectively holding 51% of the total outstanding voting power), and each share of Class B common stock will be entitled to a number of votes equal to the total number of votes held by all Class B common stock divided by the total number of then outstanding shares of Class B common stock. Shares of Class B and Class C common stock will be converted into shares of Class A common stock upon the occurrence of certain events set forth below under “—Conversion, Exchange and Transferability.” Holders of shares of Class A, Class B and Class C common stock will vote together as a single class on all matters (except that holders of Class C common stock will not have a vote with respect to the election of directors) submitted to a vote of stockholders, except as otherwise required by applicable law or as specified in the Company’s amended and restated certificate of incorporation.

Dividends. Any dividend paid or payable to the holders of shares of Class A, Class B and Class C common stock will be paid on an equal priority, pari passu basis, on a per share basis to the holders of shares of Class A, Class B and Class C common stock, unless different treatment of the shares of each such class is approved by the affirmative vote of a majority of the voting power of the then-outstanding shares of Class A common stock entitled to vote thereon, by the affirmative vote of a majority of the voting power of the then-outstanding shares of Class B common stock entitled to vote thereon and by the affirmative vote of a majority of the voting power of the outstanding shares of Class C common stock, each voting separately as a class; provided, however, that if a dividend is paid in the form of Class A, Class B or Class C common stock (or rights to acquire shares of Class A, Class B or Class C common stock), then the holders of Class A common stock will receive Class A common stock (or rights to acquire shares of Class A common stock), holders of Class B common stock will receive Class B common stock (or rights to acquire shares of Class B common stock) and holders of Class C common stock will receive Class C common stock (or rights to acquire shares of Class C common stock) with holders of Class A, Class B and Class C common stock receiving an identical number of shares of Class A, Class B or Class C common stock (or rights to acquire such stock, as the case may be), unless approved by the affirmative vote of a majority of the voting power of the then outstanding shares of Class A common stock entitled to vote thereon, by the affirmative vote of a majority of the voting power of the then outstanding shares of Class B common stock entitled to vote thereon and by the affirmative vote of a majority of the voting power of the then outstanding shares of Class C common stock entitled to vote thereon, each voting separately as a class. For the avoidance of doubt, shares of Class B common stock or rights to acquire Class B common stock may not be issued, paid or otherwise distributed to holders of Class A common stock or holders of Class C common stock or rights to acquire Class C common stock unless approved by the affirmative vote of a majority of the then-outstanding shares of Class B common stock entitled to vote thereon.

A dividend payable in shares of any class or series of securities of the Company or any other person, other than shares of Class A, Class B or Class C common stock (or rights to acquire Class A, Class B or Class C common stock) may be declared and paid on the basis of a distribution of (i) identical securities, on an equal per share basis, to holders of Class A, Class B and Class C common stock or (ii) in the case of securities of any other Person, a separate class or series of securities to the holders of shares of Class A common stock, a different class or series of securities to the holders of shares of Class B common stock and a different class or series of securities to the holders of shares of Class C common stock, on an equal per share basis to such holders; provided that, in connection with a dividend payable in shares pursuant to (ii) above, such separate classes or series of securities do not differ in any respect other than their relative voting rights, with holders of Class B common stock receiving the class or series of securities having the highest relative voting rights and the holders of shares of Class A and Class C common stock receiving securities having lesser relative voting rights; provided that the highest relative voting rights shall be equal to the voting power of the Class B common stock as calculated pursuant to the Company’s amended and restated certificate of incorporation; provided further, that unless approved by the affirmative vote of a majority of the voting power of the then-outstanding shares of Class B common stock, entitled to vote thereon, the class or series of securities received by the holders of the Class B common stock shall provide for voting rights equal to the voting power of the Class B common stock as calculated pursuant to the Company’s amended and restated certificate of incorporation.

Liquidation. In the event of the Company’s dissolution, liquidation or winding-up of the Company’s affairs, whether voluntary or involuntary, after payment of all the Company’s preferential amounts required to be paid to the holders of any series of preferred stock, the Company’s remaining assets legally available for distribution, if any, will be distributed among the holders of the shares of Class A, Class B and Class C common stock, treated as a single class, pro rata based on the number of shares held by each such holder, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the voting power of the then-outstanding Class A common stock, a majority of the voting power of the then-outstanding Class B common stock and a majority of the voting power of the then outstanding Class C common stock, voting separately.

Merger, Consolidation or Tender or Exchange Offer. The holders of Class B common stock will not be entitled to receive economic consideration for their shares in excess of that payable to the holders of Class A and Class C common stock in the event of a merger, consolidation or other business combination requiring the approval of the Company’s stockholders or a tender or exchange offer to acquire any shares of the Company’s common stock, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the voting power of the then-outstanding Class A common stock, a majority of the voting power of the then-outstanding Class B common stock and a majority of the voting power of the then outstanding Class C common stock, voting separately. However, in any such event involving consideration in the form of securities of another corporation or other entity, the holders of shares of Class B common stock shall have their shares of Class B common stock converted into, or may otherwise be paid or distributed, such securities with a greater number of votes per share (but in no event greater than the voting rights of the Class B common stock as calculated pursuant to the Company’s amended and restated certificate of incorporation; provided that, unless otherwise approved by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class B common stock entitled to vote thereon, the class or series of securities received by the holders of Class B common stock shall provide for voting rights equal to the voting power of the Class B common stock as calculated pursuant to the Company’s amended and restated certificate of incorporation) than such securities into which shares of Class A or Class C common stock, respectively, are converted, or which are otherwise paid or distributed to the holders of shares of Class A or Class C common stock, respectively.

Any merger or consolidation that is not a change of control transaction would require approval by the affirmative vote of the holders of a majority of the voting power of the then-outstanding Class A common stock and a majority of the voting power of the then-outstanding Class B common stock and a majority of the voting power of the then outstanding Class C common stock, voting separately, unless (i) the shares of Class A, Class B and Class C common stock outstanding immediately prior to such merger or consolidation are treated equally, identically and ratably or (ii) such shares are converted on a pro rata basis into shares of the surviving entity having identical rights, powers and privileges to the shares of Class A, Class B and Class C common stock in effect immediately prior to such merger or consolidation, respectively; provided that if the voting power of the Class B common stock would be adversely affected in connection with such merger or consolidation, the approval by the affirmative vote of the holders of a majority of the then-outstanding shares of Class B common stock shall be required.

Reclassification, Subdivisions and Combinations. If the Company reclassifies, subdivides or combines in any manner the Company’s outstanding shares of Class A, Class B or Class C common stock, then all outstanding shares of Class A, Class B and Class C common stock will be reclassified, subdivided or combined in the same proportion and manner, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the voting power of the then-outstanding Class A common stock, a majority of the voting power of the then-outstanding Class B common stock, voting separately, and a majority of the voting power of the then outstanding Class C common stock.

Spin-offs. Any new company formed as a result of a spin-off to the Company’s stockholders must have a certificate of incorporation or other constituent document with provisions substantially similar in all material respects to the amended and restated certificate of incorporation, including provisions providing for the distribution of voting securities to holders of Class B common stock that have voting rights equal to the voting power of the Class B common stock as calculated pursuant to the Company’s amended and restated certificate of incorporation, unless a majority of the voting power of the Class B common stock otherwise consents.

Conversion, Exchange and Transferability. Shares of Class A common stock are not convertible into any other class of shares.

Each outstanding share of Class B common stock may at any time, at the option of the holder, be converted into one share of Class A common stock. In addition, each outstanding share of Class B common stock will be automatically converted into one share of Class A common stock upon any transfer of such share of Class B common stock, except for certain “permitted transfers” described in the Company’s amended and restated certificate of incorporation or, in the case of shares of Class B common stock held by any permitted transferee, upon a Founder ceasing to control such permitted transferee. “Permitted transfers” include transfers made to the Company’s Founders (Ido Schoenberg and Roy Schoenberg), any trust formed solely for the benefit of any Founder or such Founder’s family members, any partnership, corporation, foundation, charity or other entity, so long as a Founder controls such trust, partnership, corporation, foundation, charity or other entity, provided that, at such time that such Founder no longer controls such trust, partnership, corporation, foundation, charity or other entity, the shares of Class B common stock held by such entity will be automatically converted into Class A common stock.

Each outstanding share of Class B common stock will automatically convert into one share of Class A common stock on the first business day (i) after the date on which the outstanding shares of Class B common stock constitutes less than 5% of the aggregate number of shares of common stock then outstanding, (ii) after the date on which neither Founder is serving as an executive officer, (iii) following seven years after the date the Company’s amended and restated certificate of incorporation became effective, provided that, such period may, to the extent permitted by law and applicable stock exchange rules, be extended for three years upon the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class A common stock entitled to vote thereon, voting separately as a class.

In addition, all shares of Class B common stock will convert into shares of Class A common stock if the Company’s board of directors approves such conversion with the consent of a majority of the voting power of the Class B common stock.

Other than as described above or set forth in the Company’s amended and restated certificate of incorporation, the Company’s Class B common stock will not automatically be converted into Class A common stock. Once converted into Class A common stock, the Class B common stock may not be reissued.

Shares of Class C common stock will be convertible into shares of Class A common stock on a one-for-one basis at the option of the holder upon determination that an HSR filing is not necessary prior to the holder’s conversion of such shares or, if required, upon expiration or termination of the HSR waiting period.

Other Provisions. The holders of the Company’s common stock will not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock will not be subject to future calls or assessments by the Company. The rights and privileges of holders of the Company’s common stock are subject to any series of preferred stock that the Company may issue in the future, as described below.

Under the Company’s amended and restated certificate of incorporation, the rights, powers, preferences and privileges of the shares of Class B common stock may not be adversely affected in any manner without the affirmative vote of the holders of a majority of the then-outstanding shares of Class B entitled to vote thereon.

Preferred Stock

The Company’s board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders and may adversely affect the voting and other rights of the holders of Class A common stock.

Election and Removal of Directors

The Company’s board of directors consists of between three and eleven directors. The exact number of directors will be fixed from time to time by resolution of the board. Directors may be removed with or without cause by an affirmative vote of shares representing 75% of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office.

Registration Rights

Pursuant to the Company’s Investors’ Rights Agreement, certain holders of Class A common stock or their transferees are entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act. If exercised, these registration rights would enable holders to transfer these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

Demand Registration. Commencing six months following the closing of the Company’s initial public offering, holders of Class A common stock party to the agreement may request in writing that the Company effects a resale registration under the Securities Act with respect to at least 30% of the shares of the Company’s Class A common stock subject to registration rights, or a smaller amount of Class A common stock so long as the offering would have an aggregate offering price of not less than $10 million net of underwriting discounts and commissions, subject to certain exceptions. Depending on certain conditions, the Company may defer a demand registration for up to 90 days in any twelve-month period. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration. In the event that the Company proposes to register any of the Company’s securities under the Securities Act, either for the Company’s account or for the account of the Company’s other security holders, holders will be entitled to certain piggyback registration rights allowing each to include its shares in the registration, subject to certain marketing and other limitations. As a result, whenever the Company proposes to file a registration statement under the Securities Act other than with respect to a demand registration or a registration statement on Form S-4 or S-8, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration subject to certain limitations.

S-3 Demand Registration. To the extent the Company is a well-known seasoned issuer, holders may also request that the Company file an automatic shelf registration statement on Form S-3 that covers at least $3,000,000 in registrable securities requested to be registered. Depending on certain conditions, the Company may defer a demand registration for up to 90 days in any twelve-month period. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Expenses; Indemnification. The Investors’ Rights Agreement provides that the Company must pay all registration expenses in connection with effecting any demand registration or shelf registration. The Investors’ Rights Agreement contains customary indemnification and contribution provisions.

Term. The registration rights will remain in effect with respect to any shares covered by the Investors’ Rights Agreement until seven years after the closing of the Company’s initial public offering or, with respect to a holder, during such time during which all registrable shares held by such holder may immediately be sold under Rule 144 during any ninety day period.

No Action by Written Consent

The Company’s bylaws provide that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with DGCL, and may not be taken by written consent of stockholders without a meeting.

Stockholder Meetings

The Company’s bylaws provide that special meetings of the Company’s stockholders may be called only by the board of directors pursuant to a resolution passed by a majority of the directors.

Amendment of Certificate of Incorporation

The provisions of the Company’s certificate of incorporation may be amended, waived, altered or repealed by the affirmative vote of holders of at least a majority of the voting power of the Company’s outstanding shares of stock and consistent with the procedures outlined in the Delaware General Corporation Law (“DGCL”), except for those certain provisions for which an affirmative vote of not less than 75% of the voting power of the Company’s outstanding shares of stock is required.

Choice of Forum

The Company’s certificate of incorporation requires, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on the Company’s behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of the Company’s directors, officers or stockholders to the Company or its stockholders, (iii) any action asserting a claim against the Company arising pursuant to any provision of the DGCL or the Company’s certificate of incorporation or the Company’s bylaws or (iv) any action asserting a claim against the Company governed by the internal affairs doctrine will have to be brought in a state court located within the state of Delaware (or if no state court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Additionally, the Company’s certificate of incorporation states that the foregoing provision does not apply to claims arising under the Securities Act, the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or any of its directors, officers or stockholders, which may discourage lawsuits with respect to such claims.

Amendment of Bylaws

The Company’s bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with the affirmative vote of at least 75% of the Company’s stockholders or a majority of the Company’s board of directors at any meeting of the stockholders or the board of directors.

Other Limitations on Stockholder Actions

The Company’s bylaws also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;
•	propose that a director be removed;
•	propose any repeal or change in the Company’s bylaws; or
•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to the Company’s corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;
•	the stockholder’s name and address;
•	any material interest of the stockholder in the proposal;
•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and
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the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

•

in connection with an annual meeting of stockholders, not less than 120 nor more than 180 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by the Company not later than the close of business on the later of (1) the 120th day prior to the annual meeting and (2) the 10th day following the day on which the Company first publicly announces the date of the annual meeting; or

•

in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but in the event that less than 55 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by the Company not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

In order to submit a nomination for the Company’s board of directors, a stockholder must also submit any information with respect to the nominee that the Company would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by the Company’s stockholders.

Limitation of Liability of Directors and Officers

The Company’s certificate of incorporation provides that no director will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to the Company or its stockholders;
•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and
•	any transaction from which the director derived an improper personal benefit.

As a result, neither the Company nor its stockholders have the right, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

The Company’s certificate of incorporation and bylaws provide that, to the fullest extent permitted by law, the Company will indemnify any officer or director of the Company against all damages, claims and liabilities arising out of the fact that the person is or was the Company’s director or officer, or served any other enterprise at the Company’s request as a director, officer, employee, agent or fiduciary. The Company will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when the Company receives an undertaking from such person to repay such amounts to the Company if it is ultimately determined that the person is not entitled to be indemnified by the Company. Amending this provision will not reduce the Company’s indemnification obligations relating to actions taken before an amendment.

Delaware Business Combination Statute

The Company is subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;
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upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

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following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in the Company’s management and could make it more difficult to accomplish transactions which the Company’s stockholders may otherwise deem to be in their best interests.

Listing

The Company’s Class A common stock is listed on NYSE under the symbol “AMWL.”

Transfer Agent and Registrar

The transfer agent and registrar for the Class A common stock is Broadridge Financial Solutions, Inc.